UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No 1)*

WORLD ENERGY SOLUTIONS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

98145W208

(CUSIP Number)

March 6, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

This Amendment No. 1 is being filed to correct certain typographical error in the cover page of the Schedule 13G that was originally filed on March 17, 2014 (the “Schedule 13G”) with the Securities and Exchange Commission. The cover page of the Schedule 13G incorrectly indicated the date of event which required the filing of the Schedule 13G as “March 6, 2013” instead of “March 6, 2014”.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2014

Hershey Management I, LLC

By: /s/ Adam Hershey
Adam Hershey, Managing Member

Hershey Strategic Capital, LP
By: Hershey Strategic Capital GP, LLC, general partner

By: /s/ Adam Hershey
Adam Hershey, Managing Member

Sherleigh Associates Inc. Profit Sharing Plan

By: /s/ Jack Silver
Jack Silver, Trustee